Exhibit 4.8

9th April 2015

To:	ICL Finance B.V. PO Box 313 1000 AH Amsterdam The Netherlands

and the other Obligors under the Agreement referred to below

Dear Sirs

US$1,705,000,000 syndicated revolving credit facility agreement dated 23 March 2015 entered into between (1) ICL Finance B.V. as Borrower, (2) Israel Chemicals Limited and ICL Finance Inc.as Guarantors, (3) the Original Lenders as defined therein and (4) Sumitomo Mitsui Banking Corporation Europe Limited as Agent (the Agreement)

1	Introduction

We refer to the Agreement. Terms defined in the Agreement have the same meaning, when used in this letter.

2	Amendments

We confirm that the Majority Lenders have agreed that the existing Clause 12.1.1 (Commitment fee) in the Agreement will be deleted and replaced with the following:

“12.1.1	The Borrower shall pay to the Agent (for the account of each Lender) a fee in US Dollars calculated daily at the rate of 35 per cent. of the Margin on that Lender’s Available Commitment for the Availability Period.”

3	Full Force and Effect

The amendment listed above shall take effect from the receipt by the Agent of your signed acknowledgement of this letter. The Agreement shall remain in full force and effect as amended by this letter. The Agreement and this letter shall be read and construed together and be deemed to constitute one and the same agreement.

4	Rights of Third Parties

The parties to this letter do not intend that any term of this letter shall be enforceable solely by virtue of the Contract (Rights of Third Parties) Act 1999 by any person who is not a party.

5	Confirmation

5.1.1	The Borrower confirms to the Finance Parties that no Default has occurred or is continuing

5.1.2	The Borrower makes the Repeating Representations for the benefit of the Finance Parties on the date of this letter.

5.1.3	Each Guarantor confirms that, on and after the date of this letter, its guarantee , undertaking and indemnity in Clause 18 (Guarantee and indemnity) of the

Agreement will remain in full force and effect and will extend to each Obligor’s obligations under the Finance Documents (as amended by this letter).

6	Acknowledgment

6.1.1	Please sign where indicated on the attached copy of this letter in acknowledgment of your agreement to the terms of this letter and fax such acknowledgement by return to fax number: +44 (0) 20 7786 1656 attention: Loans Agency.

6.1.2	This letter may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original but all the counterparts together will be one and the same instrument.

7	Miscellaneous

Clauses 31 ( Notices) and 38 (Counterparts) of the Agreement shall apply to this letter as if set out in full herein.

8	Governing Law and Jurisdiction

This letter and any non-contractual obligations arising out of or in connection with it are governed by, and construed in accordance with, English law. Clause 40 (Enforcement) of the Agreement shall apply to this letter as if set out in full herein, mutatis mutandis.

Yours faithfully

/s/ illegible               /s/ illegible

Sumitomo Mitsui Banking Corporation Europe Limited
as the Agent for and on behalf of itself and the other Finance Parties

We hereby agree to the above terms.

/s/ illegible               /s/ illegible

for and on behalf of
ICL Finance B.V.

/s/ Michael Hazzan /s/ Herzel Bar-Niv

for and on behalf of
Israel Chemicals Limited

/s/ Heather Luther       /s/ Paul Schlessman

for and on behalf of

ICL Finance Inc.